Sur Ventures, Inc.
500 Newport Center Drive, Ste 800
Newport Beach, CA 92660

February 9, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 3720

Attn: Ryan Houseal

Re:              Sur Ventures, Inc.
 Registration Statement to Form S-1
 File No. 333-171141

Dear Mr. Houseal:

Sur Ventures, Inc. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 3:00 P.M., Eastern Time, February 11, 2011, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Commission on December 13, 2010, and the subsequent amendment No. 3 filed on February 9, 2011.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sur Ventures, Inc.

By:               /s/ Linda Fischer
 Linda Fischer
Its:          President